UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*+

Shake Shack Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

819047 101

(CUSIP Number)

Daniel H. Meyer

c/o Shake Shack Inc.

225 Varick Street

Suite 301

New York, NY 10014

November 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

+ Represents (i) Amendment No. 9 to the Schedule 13D filed by Daniel H. Meyer and (ii) Amendment No. 7 to the Schedule 13D filed by the Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12, now known as the DHM 2012 Gift Trust U/A/D 10/31/12

CUSIP No. 819047 101	Schedule 13D/A

1	Names of Reporting Persons.
Daniel H. Meyer(1)
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds
PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
921,250
	8	Shared Voting Power
3,166,363(2)
	9	Sole Dispositive Power
921,250
	10	Shared Dispositive Power
3,166,363(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,087,613
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
10.2%
14	Type of Reporting Person
IN

(1)	Includes securities that are held by the Daniel H. Meyer Investment Trust dated 5/15/92 of which Mr. Meyer serves as the grantor, trustee and beneficiary.
(2)	Consists of securities that are held by the DHM 2012 Gift Trust U/A/D 10/31/12, formerly the Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12.

CUSIP No. 819047 101	Schedule 13D/A

1	Names of Reporting Persons.
DHM 2012 Gift Trust U/A/D 10/31/12(1)
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds
OO (Cash from Trust)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Illinois
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
—
	8	Shared Voting Power
3,166,363
	9	Sole Dispositive Power
—
	10	Shared Dispositive Power
3,166,363
11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,166,363
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
7.8%
14	Type of Reporting Person
OO

(1)	Audrey Meyer, Mr. Meyer's wife, and Mike McQuinn are the Trustees of the DHM 2012 Gift Trust U/A/D 10/31/12.

CUSIP No. 819047 101	Schedule 13D/A

Preliminary Note

This filing, dated November 12, 2020 (this "Amendment"), amends and supplements the Schedule 13Ds initially filed on February 17, 2015 for each of Daniel H. Meyer and the Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12, now known as the DHM 2012 Gift Trust U/A/D 10/31/12 (the “Gift Trust”) (as amended and supplemented to date, the "Schedule 13Ds") relating to shares of Class A common stock, $0.001 par value per share (the "A-Common"), of Shake Shack Inc. (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13Ds.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13Ds is amended and restated in its entirety as follows:

(a)-(b)

The aggregate percentage of shares of A-Common reported to be beneficially owned by the Reporting Persons is based upon a total of 38,499,877 shares of A-Common outstanding, which is the total number of shares of Class A common stock told by the Issuer to the Reporting Persons to be outstanding as of November 6, 2020.

At the close of business on November 11, 2020, the Reporting Persons may be deemed to beneficially own 4,087,613 shares of A-Common in the aggregate, constituting approximately 10.2% of the shares of A-Common outstanding, as set forth in further detail below:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
DANIEL H. MEYER(1)	4,087,613	10.2%	921,250(3)	3,166,363	921,250	3,166,363
DANIEL H. MEYER 2012 GIFT TRUST U/A/D 10/31/12(2)	3,166,363(4)	7.8%	—	3,166,363	—	3,166,363

(1)	Includes securities that are held by the Daniel H. Meyer Investment Trust d/t/d 5/15/92, of which Mr. Meyer serves as the grantor, trustee and beneficiary. Mr. Meyer disclaims beneficial ownership of the securities held by the Gift Trust.
(2)	Audrey Meyer, Mr. Meyer's wife, and Mike McQuinn are the Trustees of the Gift Trust.
(3)	Consists of 910,996 shares of A-Common and 10,254 shares of A-Common subject to stock options.
(4)	Consists of 1,861,057 shares of Class B common stock that can be converted to shares of A-Common, and 1,305,306 shares of A-Common.

CUSIP No. 819047 101	Schedule 13D/A

(c) The following table sets forth the transactions with respect to shares of A-Common effected in the past sixty days by the Reporting Persons. Each day's sales comprised open market transactions made on that day, and the price per share reported for each sale is the weighted average sales price. The Reporting Persons will provide upon request of the SEC staff the full information regarding the number of shares purchased or sold at each separate price. All transactions reported in the following table were effected pursuant to a Rule 10b5-1 plan entered into on August 28, 2020.

Reporting Person	Date of Transaction	Number of Shares Acquired (A) or Disposed (D) of	Price per Share
DANIEL H. MEYER*	September 10, 2020	17,501 (D)	$70.3695(1)
DANIEL H. MEYER*	September 10, 2020	7,499 (D)	$71.2236(2)
DANIEL H. MEYER*	October 1, 2020	65,274 (D)	$64.7791(3)
DANIEL H. MEYER*	October 1, 2020	4,700 (D)	$65.1845(4)
DANIEL H. MEYER*	October 2, 2020	5,026 (D)	$65.2067(5)
DANIEL H. MEYER*	October 8, 2020	25,000 (D)	$70.2680(6)
DANIEL H. MEYER*	October 23, 2020	14,115 (D)	$75.0555(7)
DANIEL H. MEYER*	November 2, 2020	39,609 (D)	$64.6845(8)
DANIEL H. MEYER*	November 2, 2020	31,273 (D)	$65.4298(9)
DANIEL H. MEYER*	November 2, 2020	1,376 (D)	$66.4468(10)
DANIEL H. MEYER*	November 2, 2020	2,742 (D)	$67.6439(11)
DANIEL H. MEYER*	November 4, 2020	25,000 (D)	$70.1251(12)
DANIEL H. MEYER*	November 9, 2020	300	$79.26(13)
DANIEL H. MEYER*	November 9, 2020	400	$80.325(14)
DANIEL H. MEYER*	November 9, 2020	2,559	$82.0911(15)
DANIEL H. MEYER*	November 9, 2020	10,467	$82.9031(16)
DANIEL H. MEYER*	November 9, 2020	8,477	$83.7027(17)
DANIEL H. MEYER*	November 9, 2020	1,322	$84.68(18)
DANIEL H. MEYER*	November 9, 2020	1,275	$85.8461(19)
DANIEL H. MEYER*	November 9, 2020	200	$86.4450(20)

* The transaction was effected by the Investment Trust.

(1)	The transaction was executed in multiple trades at prices ranging from $70.00 to $70.99.
(2)	The transaction was executed in multiple trades at prices ranging from $71.00 to $71.40.
(3)	The transaction was executed in multiple trades at prices ranging from $64.10 to $65.0999.
(4)	The transaction was executed in multiple trades at prices ranging from $65.10 to $65.34.
(5)	The transaction was executed in multiple trades at prices ranging from $65.00 to $65.52.
(6)	The transaction was executed in multiple trades at prices ranging from $70.00 to $70.69.
(7)	The transaction was executed in multiple trades at prices ranging from $75.00 to $75.33.
(8)	The transaction was executed in multiple trades at prices ranging from $64.14 to $65.1399.
(9)	The transaction was executed in multiple trades at prices ranging from $65.14 to $66.1399.
(10)	The transaction was executed in multiple trades at prices ranging from $66.14 to $67.1399.
(11)	The transaction was executed in multiple trades at prices ranging from $67.14 to $67.70.
(12)	The transaction was executed in multiple trades at prices ranging from $67.14 to $67.70.
(13)	The transaction was executed in multiple trades at prices ranging from $79.26 to $80.2599.
(14)	The transaction was executed in multiple trades at prices ranging from $80.26 to $81.2599.
(15)	The transaction was executed in multiple trades at prices ranging from $81.26 to $82.2599.
(16)	The transaction was executed in multiple trades at prices ranging from $82.26 to $83.2599.
(17)	The transaction was executed in multiple trades at prices ranging from $83.26 to $84.2599.
(18)	The transaction was executed in multiple trades at prices ranging from $84.26 to $85.2599.
(19)	The transaction was executed in multiple trades at prices ranging from $85.26 to $86.2599.
(20)	The transaction was executed in multiple trades at prices ranging from $86.26 to $86.50.

(d)	None.
(e)	Not applicable.

CUSIP No. 819047 101	Schedule 13D/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

Item 7.	Materials to be Filed as Exhibits

None.

CUSIP No. 819047 101	Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2020	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Daniel H. Meyer

Dated: November 12, 2020	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for DHM 2012 Gift Trust U/A/D 10/31/12